Exhibit (a)(14)

VIACOM ANNOUNCES COMMENCEMENT OF

BLOCKBUSTER SPLIT-OFF EXCHANGE OFFER

NEW YORK, NEW YORK, September 8, 2004—Viacom Inc. (NYSE: VIA and VIA.B) today announced that it has commenced an offer to its stockholders for the exchange, on a tax-free basis, of some or all of their shares of Viacom stock for shares of Blockbuster Inc. (NYSE: BBI) held by Viacom. Assuming the exchange offer is fully subscribed, Viacom will dispose of its entire ownership interest in Blockbuster, which currently totals approximately 81.5% of Blockbuster’s outstanding shares.

Under the terms of the offer, each holder of Viacom Class A Common Stock and Viacom Class B Common Stock will receive 5.15 shares of Blockbuster stock, consisting of 2.575 shares of Blockbuster Class A Common Stock and 2.575 shares of Blockbuster Class B Common Stock, in exchange for each Viacom share tendered. Viacom will accept pursuant to the offer up to an aggregate of 27,961,165 shares of Viacom Class A and Class B common stock. The exchange offer will expire at 12:00 midnight, New York City time, on October 5, 2004. The terms and conditions of the exchange offer are more fully described in a Blockbuster Registration Statement on Form S-4 and a Viacom Schedule TO being filed with the Securities and Exchange Commission today.

Under the terms of the offer, a shareholder accepting the offer would receive shares of Blockbuster Common Stock with a value, based on closing market prices on September 7, 2004, representing a premium of approximately 19.2% over the closing price on that date of a share of Viacom Class B Common stock. The premium over the price of a share of Viacom Class A Common Stock on that date would be 17.6%. The actual premium will differ depending on changes in market prices through the consummation of the offer and the price of Blockbuster Class B Common Stock at the time the Blockbuster Class B Common Stock begins to trade.

Viacom currently owns 144 million shares of Blockbuster Class B Common Stock, representing all of the outstanding shares of Blockbuster Class B Common Stock. Subject to the satisfaction of certain conditions to ensure the tax-free nature of the exchange offer, Viacom will convert 72 million shares of Blockbuster Class B Common

Stock, on a one-for-one basis, into shares of Blockbuster Class A Common Stock prior to the completion of the exchange offer. As a result of this conversion, the outstanding Blockbuster common stock after completion of the exchange offer will consist of approximately 60% Blockbuster Class A Common Stock and 40% Blockbuster Class B Common Stock. It is currently expected that, after the transaction is completed, the number of votes per share of Blockbuster Class B Common Stock will be reduced from five votes per share to two votes per share.

Information About the Exchange Offer

Stockholders of Viacom are advised to read Viacom’s Tender Offer Statement on Schedule TO, Blockbuster’s Registration Statement on Form S-4 and the Prospectus-Offer to Exchange, as well as any other documents relating to the exchange offer that are filed with the SEC when they become available because they will contain important information. Stockholders of Viacom may obtain copies of these documents for free at the SEC’s website at www.sec.gov or from Viacom Investor Relations at 1-800-516-4399. Viacom stockholders may also request copies of the exchange offer documents from Viacom’s information agent, MacKenzie Partners, Inc., located at 105 Madison Avenue, New York, NY 10016, at (800) 322-2885 (toll-free) in the United States or at (212) 929-5500 (collect) elsewhere.

About Viacom Inc.

Viacom is a leading global media company, with preeminent positions in broadcast and cable television, radio, outdoor advertising, and online. With programming that appeals to audiences in every demographic category across virtually all media, the company is a leader in the creation, promotion, and distribution of entertainment, news, sports, music, and comedy. Viacom’s well-known brands include CBS, MTV, Nickelodeon, Nick at Nite, VH1, BET, Paramount Pictures, Infinity Broadcasting, Viacom Outdoor, UPN, TV Land, Comedy Central, CMT: Country Music Television, Spike TV, Showtime, Blockbuster, and Simon & Schuster. More information about Viacom and its businesses is available at www.viacom.com.

About Blockbuster Inc.

Blockbuster Inc. is a publicly traded subsidiary of Viacom Inc. and a leading global provider of in-home movie and game entertainment, with nearly 9,000 stores throughout the Americas, Europe, Asia and Australia. The Company may be accessed worldwide at blockbuster.com. Viacom is a leading global media company, with preeminent positions in broadcast and cable television, radio, outdoor advertising and online.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts, but rather reflect Viacom’s and Blockbuster’s current expectations, estimates and projections concerning future results and events. Forward-looking statements generally can be identified by the fact that they do not related strictly to historical or current facts and include, without limitation, words such as “believe”, “expect”, “anticipate”, “may”, “could”, “intend”, “intent”, “belief”, “estimate”, “plan”, “foresee”, “likely”, “will” or other similar words or phrases. Similarly, statements concerning the exchange offer or agreements or arrangements relating to the exchange offer or that describe Viacom’s or Blockbuster’s strategies, initiatives, objectives, plans or goals are forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and that may cause Viacom’s or Blockbuster’s actual results, performance or achievements to vary materially from what is expressed in or indicated by such forward-looking statements. Viacom and Blockbuster cannot make any assurance that projected results or events will be achieved. The risk factors set forth in the section of the Prospectus—Offer to Exchange entitled “Risk Factors”, and the matters discussed in Viacom’s and Blockbuster’s SEC filings, including the “Disclosure Regarding Forward-Looking Information” sections of Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, and the matters discussed in the “Cautionary Statement Concerning Forward-Looking Statements” sections of Viacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Viacom’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, among others, could affect future results, causing these results to differ materially from those expressed in Viacom’s and Blockbuster’s forward-looking statements.

The forward-looking statements included in this press release are made only as of the date of this press release and neither Viacom nor Blockbuster has any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Viacom Contacts:

Media:	Analysts/Investors:
Carl Folta Senior Vice President, Corporate Relations (212) 258-6352 Carl.Folta @viacom.com	Martin Shea Senior Vice President, Investor Relations (212) 258-6515 marty.shea@viacom.com

Susan Duffy Vice President, Corporate Relations (212) 258-6347 susan.duffy@viacom.com	James Bombassei Vice President, Investor Relations (212) 258-6377 james.bombassei@viacom.com

Blockbuster Contacts:
Media:	Analysts/Investors:
Karen Raskopf	Mary Bell
Senior Vice President, Corp. Communications	Senior Vice President, Investor Relations
(214) 854-3190	(214) 854-3863

Randy Hargrove Director, Corp. Communications (214) 854-3190

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